UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                                                 ---------------------------
                                  SCHEDULE 13G                          OMB APPROVAL

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934       OMB Number: 3235-0145
                                                                 Expires: February 28, 2009
                               (AMENDMENT NO. 3)*                 Estimated average burden
                                                                   hours per response 10.4
                                                                 ---------------------------
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                                A.P. PHARMA, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $.01 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    00202J104
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                DECEMBER 31, 2006
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[ ] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.


                                       1

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----------------------                                        -----------------
CUSIP No.  00202J104                    13G                   Page 2 of 9 Pages
----------------------                                        -----------------


    1.      NAMES OF REPORTING PERSONS

                      Great Point Partners, LLC

            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

                      37-1475292

    2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (a)     [ ]

            (b)     [ ]


    3.      SEC USE ONLY

    4.      CITIZENSHIP OR PLACE OF ORGANIZATION

                     Delaware

      NUMBER OF SHARES  5. SOLE VOTING POWER

       BENEFICIALLY                               - 0 -

      OWNED BY EACH     6. SHARED VOTING POWER

     REPORTING PERSON                       1,863,107 (See Item 4)

          WITH          7. SOLE DISPOSITIVE POWER

                                                  - 0 -

                        8. SHARED DISPOSITIVE POWER

                                            1,863,107 (See Item 4)

    9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     1,863,107  (See Item 4)

   10.      CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
            (See Instructions)                                               [ ]


   11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                     7.37%

   12.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                     00



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----------------------                                        -----------------
CUSIP No.  00202J104                    13G                   Page 3 of 9 Pages
----------------------                                        -----------------



    1.      NAMES OF REPORTING PERSONS

                     Dr. Jeffrey R. Jay, M.D.

            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):


    2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (a)  [ ]

            (b)  [ ]


    3.      SEC USE ONLY

    4.      CITIZENSHIP OR PLACE OF ORGANIZATION

                     United States

      NUMBER OF SHARES   5. SOLE VOTING POWER

       BENEFICIALLY                              - 0 -

      OWNED BY EACH      6. SHARED VOTING POWER

    REPORTING PERSON                        1,863,107 (See Item 4)

          WITH           7. SOLE DISPOSITIVE POWER

                                                 - 0 -

                         8. SHARED DISPOSITIVE POWER

                                            1,863,107 (See Item 4)

    9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     1,863,107 (See Item 4)

   10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
            (See Instructions)                                               [ ]


   11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                     7.37%

   12.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                     IN


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----------------------                                        -----------------
CUSIP No.  00202J104                    13G                   Page 4 of 9 Pages
----------------------                                        -----------------





     ITEM 1.        NAMES OF REPORTING PERSONS

                    (a) Name of Issuer

                    A.P. Pharma, Inc. (the "Company").

                    (b) Address of Issuer's Principal Executive Offices

                    The Company's principal executive office is located at 123 Saginaw Drive, Redwood City, CA 94063.

     ITEM 2.

                    (a)      Name of Person Filing

                    This Schedule 13G is being jointly filed by Great Point Partners, LLC ("Great Point") and Dr. Jeffrey R. Jay with respect to the ownership of the shares of Common Stock by Biomedical Value Fund, L.P. ("BMVF") and Biomedical Offshore Value Fund, Ltd. ("BOVF").(1) Dr. Jay and Great Point are referred to in this Schedule G as the "Reporting Persons."

                    The Reporting Persons have entered into a Joint Filing Agreement, dated February 14, 2007, a copy of which is filed with this Amendment No. 3 to Schedule 13G as Exhibit A, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

                    (b) Address of Principal Business Office, or if none,
                        Residence

                    The address of the principal business office of each of the Reporting Persons is:

                                  165 Mason Street, 3rd Floor
                                       Greenwich, CT 06830

                    (c)      Citizenship

                    Great Point is organized as a limited liability company under the laws of the State of Delaware. Dr. Jay is a United States citizen.

                    (d)      Title of Class of Securities

                    Common Stock, par value $.01 per share.


(1) Great Point is the investment manager of BMVF and BOVF and by virtue of such status may be deemed to be the beneficial owner of the shares of Common Stock held by BMVF and BOVF. Dr. Jeffrey R. Jay, MD as senior managing member of Great Point ("Dr. Jay"), has voting and investment power with respect to the shares of Common Stock held by BMVF and BOVF and may be deemed to be the beneficial owner of the shares of Common Stock held by BMVF and BOVF. Great Point and Dr. Jay disclaim beneficial ownership of the shares of Common Stock held by BMVF and BOVF, except to the extent of any pecuniary interest, and this report shall not be deemed to be an admission that they are the beneficial owners of such securities.





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CUSIP No.  00202J104                    13G                   Page 5 of 9 Pages
----------------------                                        -----------------

                    (e)      CUSIP Number

                    00202J104

     ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.240.13D-1(B) OR 240.13D.2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

                    Not Applicable.

                    (a)   [ ]   Broker or dealer registered under Section 15 of
                                the Act (15 U.S.C. 78o)

                    (b)   [ ]   Bank as defined in Section 3(a)(6) of the Act
                                (15 U.S.C. 78c).

                    (c)   [ ]   Insurance company as defined in Section 3(a)(19)
                                of the Act (15. U.S.C. 78c).

                    (d)   [ ]   Investment Company registered under Section 8
                                of the Investment Company Act of 1940
                                (15 U.S.C. 80a-8).

                    (e)   [ ]   An investment adviser in accordance with
                                ss.240.13d-1(b)(1)(ii)(E).

                    (f)   [ ]   An employee benefit plan or endowment fund in
                                accordance with ss.240.13d-1(b)(1)(ii)(F).

                    (g)   [ ]   A parent holding company or control person in
                                accordance with ss.240.13d-1(b)(1)(ii)(G).

                    (h)   [ ]   A savings associations as defined in Section
                                3(b) of the Federal Deposit Insurance Act (12
                                U.S.C. 1813).

                    (i)   [ ]   A church plan that is excluded from the
                                definition of an investment company under
                                Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

                    (j)   [ ]   Group, in accordance with
                                ss.240.13d-1(b)(1)(ii)(J).



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CUSIP No.  00202J104                    13G                   Page 6 of 9 Pages
----------------------                                        -----------------



     ITEM 4.        OWNERSHIP

                    Great Point Partners, LLC ("Great Point") is the investment manager of Biomedical Value Fund, L.P. ("BVF"), and by virtue of such status may be deemed to be the beneficial owner of the 1,006,078 shares of Common Stock of the Issuer owned by BVF (the "BVF Shares"). Dr. Jeffrey R. Jay, M.D. ("Dr. Jay"), as senior managing member of Great Point, has voting and investment power with respect to the BVF Shares, and therefore may be deemed to be the beneficial owner of the BVF Shares.

                    Great Point is the investment manager of Biomedical Offshore Value Fund, Ltd. ("BOVF"), and by virtue of such status may be deemed to be the beneficial owner of the 857,029 shares of Common Stock of the Issuer owned by BOVF (the "BOVF Shares"). Dr. Jay, as senior managing member of Great Point, has voting and investment power with respect to the BOVF Shares, and therefore may be deemed to be the beneficial owner of the BOVF Shares.

                    Great Point and Dr. Jay disclaim beneficial ownership of the BVF Shares and the BOVF Shares, except to the extent of their respective pecuniary interest.

                    Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

                    1. GREAT POINT PARTNERS, LLC(2)

                    (a) Amount beneficially owned: 1,863,107

                    (b) Percent of class: 7.37%.

                    (c) Number of shares as to which the person has:

                             (i)   Sole power to vote or to direct the
                                   vote  - 0 -

                             (ii)  Shared power to vote or to direct the
                                   vote 1,863,107.

                             (iii) Sole power to dispose or to direct the
                                   disposition of  - 0 -.

                             (iv) Shared power to dispose or to direct the
                                  disposition of: 1,863,107.

                    1. DR. JEFFREY R. JAY(2)

                    (a) Amount beneficially owned: 1,863,107.

                    (b) Percent of class: 7.37%.

                    (c) Number of shares as to which the person has:

                             (i)   Sole power to vote or to direct the
                                   vote  - 0 -

                             (ii) Shared power to vote or to direct the vote 1,863,107.

                             (iii) Sole power to dispose or to direct the
                                   disposition of  - 0 -.

                             (iv) Shared power to dispose or to direct the
                                  disposition of: 1,863,107.
(1)      See Note 1.

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CUSIP No.  00202J104                    13G                   Page 7 of 9 Pages
----------------------                                        -----------------



ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof each of the Reporting Persons has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON:

See response to Item 4.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not Applicable.

ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable.

ITEM 9.           NOTICE OF DISSOLUTION OF GROUP

Not applicable.

ITEM 10.          CERTIFICATION

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as participant in any transaction having that purpose or effect.


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CUSIP No.  00202J104                    13G                   Page 8 of 9 Pages
----------------------                                        -----------------

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 14, 2007

                                             Great Point Partners, LLC

                                             By:      /s/ DR. JEFFREY R. JAY
                                                      -------------------------

                                             Name:    DR. JEFFREY R. JAY
                                                      -------------------------

                                             Its:     SENIOR MANAGING MEMBER
                                                      -------------------------

                                             /s/ DR. JEFFREY R. JAY
                                             ----------------------------------
                                             Dr. Jeffrey R. Jay, Individually



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                                                                       EXHIBIT A


              AGREEMENT REGARDING THE JOINT FILING OF SCHEDULE 13G


The undersigned hereby agree as follows:

         (i) Each of them is individually eligible to use the Schedule 13G to which this Exhibit is attached, and such Schedule 13G is filed on behalf of each of them; and

         (ii) Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date:  February 14, 2007

                                          Great Point Partners, LLC


                                          By:      /s/ DR. JEFFREY R. JAY
                                                   -----------------------------

                                          Name:    DR. JEFFREY R. JAY
                                                   -----------------------------

                                          Its:     SENIOR MANAGING MEMBER
                                                   -----------------------------


                                          /S/ DR. JEFFREY R. JAY
                                          --------------------------------------
                                          Dr. Jeffrey R. Jay, individually